ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated May 23, 2012

Media Release: May 23rd, 2012

UBS EXPANDS SUITE OF INCOME YIELDING PRODUCTS WITH 2 ETRACS ETNS DESIGNED TO DELIVER HIGH MONTHLY INCOME POTENTIAL AND LEVERAGED EXPOSURE TO BLUE-CHIP DIVIDEND INDEXES

New York, May 23rd, 2012 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca for 2 new ETRACS Exchange Traded Notes (“ETNs”) linked to the Dow Jones U.S. Select Dividend IndexSM and the S&P High Yield Dividend Aristocrats Index:

ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN

Ticker: DVYL

ETRACS Monthly Pay 2xLeveraged S&P Dividend ETN

Ticker: SDYL

The 2 new ETRACS Monthly Pay 2xLeveraged ETNs are designed to provide:

•	2x leveraged exposure to the Index(s), less fees, making them the only exchange-traded products with leveraged exposure to these indexes.

•	Monthly leverage resetting, which provides an innovative alternative to daily leverage resetting typically used in other leveraged products

•	Significant income potential in the form of variable monthly coupons linked to 2 times the dividends, if any, on the index constituents.

•	Convenience of a single exchange-traded security.

“Enhanced yield potential and monthly distributions are key differentiators of our latest ETRACS offering” said Chris Yeagley, Managing Director and US Head of Equity Structured Products. “Yield-oriented investors now have access to these innovations in convenient exchange-traded securities.”

About the Underlying Indexes

Dow Jones U.S. Select Dividend IndexSM

This index represents the top U.S. stocks as measured by dividend yield, selected annually and subject to screening and buffering criteria.

The Index is weighted by the indicated annual dividend of its components where the weight of any individual company is restricted to 10%. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index). Any cash distributions on the Index constituents, less any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN.

In order for a company to be eligible for selection to the Index, it must (i) be a dividend-paying company in the Dow Jones U.S. IndexSM that has a non-negative historical five-year dividend-per-share growth rate; (ii) have a five-year average dividend to earnings-per-share ratio of less than or equal to 60%; (iii) have paid dividends in each of the previous five years and (iv) have a three-month minimum average daily trading volume of 200,000 shares. Current Index components are eligible for selection regardless of their payout ratio or trading.

Top constituents as of April 30

Company	Adjusted weight (%)
Lorillard Inc.	3.94
Lockheed Martin Corp.	2.89
Chevron Corp.	2.06
Kimberly-Clark Corp.	1.92
CenturyLink Inc.	1.91
Entergy Corp.	1.88
Integrys Energy Group Inc.	1.80
PPG Industries Inc.	1.77
McDonald’s Corp.	1.72
Clorox Co.	1.58
Source: “Dow Jones U.S. Select Dividend IndexSM Fact sheet.” © CME Group Index Services LLC 2012.
Information as of April 30, 2012.

S&P High Yield Dividend Aristocrats Index

The Index is weighted by the indicated annual dividend yield with constituents re-weighted every quarter and the constituent universe reviewed every December. The index methodology incorporates minimum market capitalization and liquidity criteria, as well as buffers to reduce turnover at index rebalancings. Modifications are made to stock weights to ensure no stock represents more than 4% of the index weight, and to enhance index basket liquidity at each quarterly rebalancing. Companies included in the Index come from a broad spectrum of industries. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index). Any cash distributions on the Index constituents, less any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN).

Top constituents as of April 30

Company	Index weight
Pitney Bowes Inc	3.7229%
AT&T Inc	3.5189%
HCP Inc	3.0206%
Old Republic Intl Corp	2.8760%
Leggett & Platt	2.7067%
Cincinnati Financial Corp	2.6358%
Kimberly-Clark	2.4860%
Consolidated Edison Inc	2.4230%
Abbott Laboratories	2.2459%
Clorox Co	2.0924%
Source: Standard & Poor’s Financial Services LLC. Data calculated as of April 30, 2012.

About ETRACS

For further information about ETRACS ETNs, go to http://www.etracs.com.

Exchange Traded Access Securities ETNs (“ETRACS ETNs”), are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Access to asset classes with historically low correlations to more traditional asset classes
•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETN.

The contents of any website referred to in this communication are not part of, or incorporated by reference in, this communication. UBS AG has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS AG has filed with the SEC for more complete information about UBS AG and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1.877.387.2275). Past performance is not necessarily indicative of future results.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. © UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. The Dow Jones U.S. Select Dividend IndexSM is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Indexes, and has been licensed for use. “Dow Jones®”, “Dow Jones U.S. Select Dividend IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by UBS. The ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN is not sponsored, endorsed, sold or promoted by Dow Jones, CME Indexes or their respective affiliates. Dow Jones, CME Indexes and their respective affiliates make no representation or warranty, express or implied, to the owners of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN or any member of the public regarding the advisability of trading in the Product(s). Dow Jones’, CME Index’s and their respective affiliates’ only relationship to the Licensee is the licensing of certain trademarks and trade names of Dow Jones and of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN, which is determined, composed and calculated by CME Indexes without regard to UBS AG or the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. Dow Jones and CME Indexes have no obligation to take the needs of UBS AG or the owners of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN into consideration in determining, composing or calculating “The Dow Jones U.S. Select Dividend IndexSM”. Dow Jones, CME Indexes and their respective affiliates are not responsible for and have not participated in the determination of the timing, prices, or quantities of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN to be sold or in the determination or calculation of the equation by which the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN are to be converted into cash. Dow Jones, CME Indexes and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN currently being issued by UBS AG, but which may be similar to and competitive with the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of The Dow Jones U.S. Select Dividend IndexSM. It is possible that this trading activity will affect the value of the Dow Jones U.S. Select Dividend IndexSM and the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES U.S. SELECT DIVIDEND INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ETRACS MONTHLY PAY 2XLEVERAGED DOW JONES SELECT DIVIDEND INDEX ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES U.S. SELECT DIVIDEND INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES U.S. SELECT DIVIDEND INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME INDEXES OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME INDEXES AND UBS, OTHER THAN THE LICENSORS OF CME INDEXES. Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”) and UBS AG have entered into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the S&P High Yield Dividend Aristocrats® Index, in connection with securities, including the ETNs. The S&P High Yield Dividend Aristocrats® Index is owned and published by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P High Yield Dividend Aristocrats® Index to track general stock market performance. S&P’s and its third party licensor’s only relationship to UBS AG is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P High Yield Dividend Aristocrats® Index which is determined, composed and calculated by S&P or its third party licensors without regard to UBS AG or the ETNs. S&P and its third party licensors have no obligation to take the needs of UBS AG or the owners of the ETNs into consideration in determining, composing or calculating the S&P High Yield Dividend Aristocrats® Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the ETNs. NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P HIGH YIELD DIVIDEND ARISTOCRATS® INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P HIGH YIELD DIVIDEND ARISTOCRATS® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. “S&P®”, “Standard & Poor’s®”, “S&P 500®”, “S&P 500® Dividend Aristocrats®” and “Dividend Aristocrats®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by UBS. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Securities. Other marks may be trademarks of their respective owners. All rights reserved.

Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.

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Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions.

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